File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

FS GLOBAL CREDIT OPPORTUNITIES FUND AND FS GLOBAL ADVISOR, LLC

FS TACTICAL PRIVATE FUND, LLC AND FS TACTICAL ADVISOR, LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

(215) 495-1150

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Stephen S. Sypherd, Esq.

General Counsel

FS Global Advisor, LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Telephone: (215) 495-1150

Copies to:

Julien Bourgeois	David J. Harris
Dechert LLP	Dechert LLP
1900 K Street, NW	1900 K Street, NW
Washington, DC 20006	Washington, DC 20006
(202) 261-3451	(202) 261-3385

April 3, 2019

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

FS GLOBAL CREDIT OPPORTUNITIES
FUND AND FS GLOBAL ADVISOR, LLC

FS TACTICAL PRIVATE FUND, LLC AND
FS TACTICAL ADVISOR, LLC

201 ROUSE BOULEVARD

PHILADELPHIA, PENNSYLVANIA 19112

File No. 812-[ ]

: : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder:

•	FS Global Credit Opportunities Fund, a registered closed-end management investment company (the “Existing Regulated Fund”);

•	FS Global Advisor, LLC, the investment adviser to the Existing Regulated Fund (“FSGA”), on behalf of itself and its successors;

•	FS Tactical Private Fund, LLC, which is an entity (i) whose investment adviser is an Adviser (as defined below) and (ii) that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder (the “Existing Affiliated Fund”); and

•	FS Tactical Advisor, LLC, the investment adviser to FS Tactical Private Fund, LLC (“FSTA” and, together with the Existing Regulated Fund, FSGA, and the Existing Affiliated Fund, the “Applicants”).[2]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

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The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund3 and one or more Affiliated Entities4 to engage in Co-Investment Transactions5 subject to the terms and conditions described herein.6 The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[3]	“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund that is a business development company, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund that is a business development company, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[4]	“Affiliated Entity” means (a) an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (1) with respect to a Regulated Fund, another Regulated Fund; (2) an Adviser or any person controlling, controlled by or under common control with an Adviser, that is participating in a Co-Investment Transaction in a principal capacity; or (3) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser and (b) any entity controlling, controlled by or under common control with FSGA or FSTA that may, from time to time, hold various financial assets in a principal capacity (“Proprietary Accounts”).

To the extent that an entity described in clause (a)(2) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[5]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or the Pending Order.

[6]	On December 17, 2018, Applicants submitted to the Commission an application for an exemptive order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder requesting co-investment relief similar to the Order (the “Pending Order”). The Applicants hereby affirm that the Order would supersede the Pending Order, with the result that no person would rely on the Pending Order if both the Pending Order and the Order are granted.

[7]	“Adviser” means FSGA, FSTA, and any other investment adviser controlling, controlled by or under common control with FSGA and/or FSTA. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

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II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	FS Global Credit Opportunities Fund

The Existing Regulated Fund was organized under the Delaware Statutory Trust Act on January 28, 2013, and is a closed-end management investment company. The Existing Regulated Fund commenced investment operations on December 12, 2013. The Existing Regulated Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Existing Regulated Fund’s principal place of business is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

The Existing Regulated Fund’s investments generally are made directly, but may in the future be made through one or more Wholly-Owned Investment Subs that the Existing Regulated Fund may establish from time to time.

The Fund’s investment objective is to generate an attractive total return consisting of a high level of current income and capital appreciation, with a secondary objective of capital preservation. Interests in the Existing Regulated Fund were issued solely to its feeder funds, FS Global Credit Opportunities Fund—ADV, FS Global Credit Opportunities Fund—T, FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D and FS Global Credit Opportunities Fund—T2 (the “Feeder Funds”) in private placement transactions that did not involve any “public offering” within the meaning of Section 4(a)(2) of and/or Regulation D under the Securities Act of 1933 (the “Securities Act”). Each Feeder Fund seeks to achieve its investment objectives by investing substantially all of its assets in the Existing Regulated Fund. Any assets of each Feeder Fund not invested in the Fund are de minimis amounts of cash or cash equivalents used to meet its ongoing expenses. All investments are made at the Existing Regulated Fund level; therefore, each Feeder Fund’s investment results will correspond directly to the investment results of the Existing Regulated Fund.

The Existing Regulated Fund invests primarily in a portfolio of secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Existing Regulated Fund’s net assets (plus the amount of any borrowings for investment purposes). In addition, the Existing Regulated Fund invests primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although the Existing Regulated Fund may invest in securities of issuers domiciled elsewhere.

The Existing Regulated Fund seeks to achieve its investment objectives by focusing on a limited number of opportunities across the investment universe that it believes offer potentially exceptional risk-adjusted income and returns as compared to more traditional investment strategies under current and expected economic conditions.

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The Existing Regulated Fund has a seven member board (the “Board”), of which six members are not “interested” persons of the Existing Regulated Fund within the meaning of Section 2(a)(19).9

B.	FS Tactical Private Fund, LLC

The Existing Affiliated Fund is a Delaware limited liability company that is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7).10 The Existing Affiliated Fund was organized on May 31, 2018. The Existing Affiliated Fund’s primary investment objective is to generate an attractive total return consisting of a high level of current income and capital appreciation over complete market cycles. The Existing Affiliated Fund intends to invest primarily in performing, below-investment grade corporate credit instruments (senior secured loans and secured and unsecured bonds) in the United States, Canada and Europe. The board of managers of the Existing Affiliated Fund, which is currently comprised of one manager, has ultimate responsibility for the management and operations of the Existing Affiliated Fund. FSTA serves as investment adviser to the Existing Affiliated Fund.

C.	FS Global Advisor, LLC and FS Tactical Advisor, LLC

FSGA and FSTA serve as the investment adviser of the Existing Regulated Fund and the Existing Affiliated Fund, respectively. FSGA and FSTA also provide or will provide administrative services to the Existing Regulated Fund and the Existing Affiliated Fund, respectively, under an administrative services agreement. FSGA is a Delaware limited liability company and is a registered investment adviser with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”). On the date of this Application, FSGA’s sole client is the Existing Regulated Fund. FSTA is a Delaware limited liability company and intends to register as an investment adviser with the Commission under the Advisers Act. On the date of this Application, FSTA’s sole client is the Existing Affiliated Fund.

FSGA and FSTA are each a subsidiary of Franklin Square Holdings, L.P., a Pennsylvania limited partnership that does business as FS Investments (“FS Investments”). FS Investments is a leading asset manager dedicated to helping individuals, financial professionals and institutions design better portfolios. It provides access to alternative asset classes and top managers through a variety of structures, including business development companies, closed and open-end funds and a real estate investment trust. FS Investments was founded in 2007 as Franklin Square Capital Partners. It is headquartered in Philadelphia with offices in New York, NY, Orlando, FL and Washington, DC.

Under the terms of an investment advisory agreement with the Existing Regulated Fund and the Existing Affiliated Fund, respectively, FSGA and FSTA will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Existing Regulated Fund’s and the Existing Affiliated Fund’s officers and directors/manager regularly.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested” persons of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

[10]	The Existing Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

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III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[11]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

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B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a business development company, respectively, including the sub-adviser. Thus, an Adviser and any Affiliated Entities (other than Proprietary Accounts) that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). In addition, with respect to Advisers deemed to be “affiliated persons” of each other, Affiliated Entities (other than Proprietary Accounts) advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, because any Proprietary Accounts would be controlled by or under common control with FSGA, FSTA and/or Advisers deemed to be “affiliated persons” of each other, they could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.       Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.       Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.        Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

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4.       No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.       Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will share its Co-Investment Policies with the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.       Dispositions:

(a)       Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)       Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[17]	The Affiliated Entities may adopt shared Co-Investment Allocation Policies.

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

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7.       Board Oversight

(a)       Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment consistent with their fiduciary duties.

(b)       Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are adequate to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)       Every year, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund’s Board with a report on the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies. The Adviser and the chief compliance officer will also provide any additional information as the Board may request.

8.       Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

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B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Stephen S. Sypherd, Esq.

General Counsel

FS Global Advisor, LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Telephone: (215) 495-1150

[20]	See, e.g., ML-Lee Acquisition Fund, L.P., et al. (File No. 812-6674) Release No. IC-16001 (Sept. 23, 1987) (order), Release No. IC-15951 (Aug. 28, 1987) (notice); Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (Jan.18, 2017) (order), Release No. IC-32399 (Dec. 21, 2016) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Release No. IC-32683 (June 19, 2017) (order), Release No. IC-32642 (May 22, 2017) (notice); 1889 BDC, Inc., et al. (File No. 812-14682) Release No. IC-32753 (July 18, 2017) (order), Release No. IC-32687 (June 21, 2017) (notice); Barings Corporate Investors, et al. (File No. 812-14689) Release No. IC-32864 (Oct. 19, 2017) (order), Release No. IC-32822 (Sept. 20, 2017) (notice); and TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC. 32969 (Jan. 17, 2018) (order), Release No. 32945 (Dec. 20, 2017) (notice).

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Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Julien Bourgeois	David J. Harris
Dechert LLP	Dechert LLP
1900 K Street, NW	1900 K Street, NW
Washington, DC 20006	Washington, DC 20006
(202) 261-3451	(202) 261-3385

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Existing Regulated Fund and and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

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The Applicants have caused this Application to be duly signed on their behalf on the 3rd day of April, 2019.

FS GLOBAL CREDIT OPPORTUNITIES FUND

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President, Treasurer & Secretary

FS GLOBAL ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director and General Counsel

FS TACTICAL PRIVATE FUND, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Authorized Person

FS TACTICAL ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Authorized Person

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Global Credit Opportunities Fund, that he is the Vice President, Treasurer & Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS GLOBAL CREDIT OPPORTUNITIES FUND

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President, Treasurer & Secretary

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Global Advisor, LLC, that he is the Managing Director and General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS GLOBAL ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director and General Counsel

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Tactical Private Fund, LLC, that he is an authorized person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS TACTICAL PRIVATE FUND, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Authorized Person

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Tactical Advisor, LLC, that he is the Managing Director and General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS TACTICAL ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director and General Counsel

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Resolutions of the Board of Trustees of

FS Global Credit Opportunities Fund

Approval of Filing Application for Co-Investment Relief

WHEREAS, the Board of Trustees (the “Board”) of FS Global Credit Opportunities Fund (the “Fund”) deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

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